CONSENT AND AGREEMENT

Consent and Agreement, dated as of August 15, 2008 (this “Consent Agreement”), by and between Merrill Lynch Global Emerging Markets Partners, L.P., a Delaware limited partnership (“MLGEMP LP”), Merrill Lynch Global Emerging Partners, LLC, a Delaware limited liability company (“MLGEMP LLC”), and Greathill Pte. Ltd., a Singapore corporation (“GPL”), a wholly owned subsidiary of Primasia and Bridge No. 1 Greater China Secondary Fund L. P. and managed by Primasia Private Equity Management, Ltd.

WITNESSETH:

WHEREAS, MLGEMP LP, JAFCO Investment (Asia Pacific) Ltd. (“JAFCO”) and the other parties thereto are parties to that certain Shareholders Agreement, dated May 29, 2001 (the “Shareholders Agreement”);

WHEREAS, on December 28, 2005, JAFCO and GPL entered into a Deed of Adherence and Assumption under which JAFCO assigned to GLP JAFCO’s rights and obligations under the Shareholders Agreement and GLP accepted such assignment;

WHEREAS, said Deed of Adherence and Assumption was acknowledged by MLGEMP LP on March 14, 2006;

WHEREAS, on the date hereof, PSi Technologies Holdings, Inc. (“Holdings”), PSi Technologies, Inc. and MLGEMP LLC have entered into an Amended and Restated Exchange Agreement (the “Amended Exchange Agreement”); and

WHEREAS, Section 2.2 of the Shareholders Agreement, provides that that JAFCO may have certain consent rights in connection with transactions contemplated by the Amended Exchange Agreement.

NOW, THEREFORE, each of the parties hereto agrees as follows:

1.           (a)           As and to the extent Section 2.2 of the Shareholders Agreement grants to GPL consent rights with respect to the transactions contemplated by the Amended Exchange Agreement (the “Covered Transactions”), GPL hereby waives such consent requirements.

(b)           As of the date hereof, GPL owns 1,955,741 shares of common stock, par value PHP 1 2/3 per share (the “Common Stock”), of Holdings (such shares, together with any shares of Common Stock acquired after the date hereof, the “GPL Shares”).  GPL, by this Consent Agreement, with respect to the GPL Shares, hereby grants an irrevocable proxy to MLGEMP LLC (and agrees to execute such documents or certificates evidencing such proxy as MLGEMP LLC may reasonably request) to vote, at any meeting of the shareholders of Holdings, and in any action by written consent of the shareholders of Holdings, all of such GPL Shares in connection with any matter related to the Covered Transactions that is submitted for a vote of the shareholders of Holdings, including without limitation any proposal Holdings submits to its shareholders in connection with a request from MLGEMP LLC made under Section 6(a)(ii) of the Amended Exchange Agreement.  GPL further agrees to cause such GPL Shares, and any shares of Common Stock owned by entities under GPL’s control, to be voted in accordance with the foregoing.  THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST.  GPL acknowledges receipt and review of a copy of the Amended Exchange Agreement.

2.           This Consent Agreement may only be modified with the written consent of the parties hereto.  Neither this Consent Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

3.           This Consent Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of New York, without regard to principles of conflicts of laws.

4.           No party to this Consent Agreement may assign any of its rights or obligations under this Consent Agreement, without the prior written consent of the other parties hereto, except that either party may assign (either in whole or in part) its rights and obligations, to one or more affiliates of such party, which shall agree to be bound by the terms hereof.  Any attempted assignment in contravention hereof shall be null and void.  The transferring party shall provide the non-transferring parties with prompt notice of any transfer to an affiliate.

5.           Nothing in this Consent Agreement shall convey any rights upon any person or entity which is not a party or permitted designee of a party to this Consent Agreement.

6.           Without limiting the rights of each party hereto to pursue all other legal and equitable rights available to such party for the other party’s failure to perform its obligations under this Consent Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them, respectively, to the extent permitted by applicable law, shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

7.           In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid ad enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

8.           The parties hereto have participated jointly in the negotiation and drafting of this Consent Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Consent Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Consent Agreement.

9.           This Consent Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Consent Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

By:	Merrill Lynch Global Emerging Markets Partners, L.P., as its Managing Member

By:	Merrill Lynch Global Capital, L.L.C., as its General Partner

By:	Merrill Lynch Global Private Equity, Inc., as its Managing Partner

By:	/s/
Name:
Title:

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

By:	Merrill Lynch Global Capital, L.L.C., as its General Partner

By:	Merrill Lynch Global Private Equity, Inc., as its Managing Partner

By:	/s/
Name:
Title:

GREATHILL PTE. LTD.

By:	By: Primeasia Private Equity Management, Ltd.

By:	/s/
Name:
Title: